February 22, 2012

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Legend Oil and Gas, Ltd. (the “Company”)

Registration Statements on Form S-3

Filed January 13, 2012

File No. 333-179008 and 333-179009

Dear Mr. Schwall:

We received the Staff’s comments set forth in your letter dated February 7, 2012, with respect to the above-referenced filings for Legend Oil and Gas, Ltd. Below are our responses to those comments, numbered to correspond to your numbered comments. Concurrently with this letter, we are filing Amendment No. 1 to each of our Registration Statements on Form S-3/A in response to the Staff’s comments, as described below.

Registration Statements on Form S-3

General

1.	Please be advised that we will not be able to accelerate the effectiveness of your registration statements until you have cleared all comments, including comments on your registration statement and periodic filings from our letter to you dated January 27, 2012.

We acknowledge that the registration statements will not be declared effective until we have cleared all Staff comments, including comments on our registration statement and periodic filings from the Staff’s letter to us dated January 27, 2012.

Registration Statement on Form S-3, File No. 333-179008

Exhibits

2.	You appear to rely on Section 305(b)(2) of the 1939 Trust Indenture Act to delay filing the statement of eligibility and qualification for a trustee. In that regard, we also note your undertaking pursuant to Item 512(j) of Reg S-K. Since the registration statement must include an indenture for each series of debt securities being offered, please file the actual indenture prior to the effectiveness of this registration statement.

We have amended the registration statement to delete all reference to any debt securities. We do not intend to offer any debt securities under this registration statement. We have deleted the reference in the Exhibit Index to the form of Indenture and we have also deleted the undertaking pursuant to Item 512(j) of Regulation S-K.

Securities and Exchange Commission

February 22, 2012

3.	Please revise your Exhibit Index to include Form T-1 as Exhibit 25.1 and indicate that it will be filed in accordance with Section 305(b)(2).

We have amended the registration statement to delete all reference to any debt securities. We do not intend to offer any debt securities under this registration statement. We have deleted the reference in the Exhibit Index to the form of debt securities and form of Indenture.

Exhibit 5.1

4.	Your legal opinion appears to limit its scope to only the laws of Washington state and Colorado. Please ensure that you provide a legal opinion covering the law of the state whose law governs the indenture.

We have amended the registration statement to delete all reference to any debt securities. We have revised the legal opinion to eliminate references to any debt securities and any indenture.

*  *  *  *  *  *  *  *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Securities and Exchange Commission. We also acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find our responses to your comments satisfactory, and the additional information provided helpful. Please feel free to call our securities counsel, Timothy M. Woodland, at (206) 254-4424, to discuss any questions, issues or additional comments or requests. We look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Respectfully,

LEGEND OIL AND GAS, LTD.

/s/ James Vandeberg
Chief Financial Officer